Exhibit 99.1

Attributed Financial Information for Our Platform Common Stock and Tracking Stocks

Our tracking stocks are intended to reflect the separate performance of one or more of our brand contracts. Our platform common stock is intended to reflect the separate performance of all of our assets and liabilities not attributed to our existing tracking stocks or any other tracking stock that we may create from time to time.

The following tables present our assets, liabilities, income, expenses and cash flows that are attributed to our platform common stock and our tracking stocks for the three and six months ended June 30, 2015. The financial information should be read in conjunction with our unaudited condensed financial statements for the three and six months ended June 30, 2015 included in this Quarterly Report on Form 10-Q.

Notwithstanding the following attribution of assets, liabilities, income, expenses and cash flows to our platform common stock and our tracking stocks, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. Holders of our platform common stock and our tracking stocks are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of our platform common stock or tracking stocks does not affect the rights of our creditors.

FANTEX, INC.

ATTRIBUTED BALANCE SHEET INFORMATION

(Unaudited)

	June 30, 2015
	Platform Common	Fantex Series Vernon Davis	Fantex Series EJ Manuel	Fantex Series Mohamed Sanu	Fantex Series Alshon Jeffery	Fantex Series Michael Brockers	Total
ATTRIBUTED ASSETS
Cash and Cash Equivalents	$418,450	$134,087	$87,426	$71,495	$116,464	$75,808	$903,730
Receivables from Contract Parties	2,690	42,163	—	—	8,925	—	53,778
Investment in Brand Contracts, at Fair Value	954,416	2,593,554	2,591,106	2,048,455	7,093,686	3,807,116	19,088,333
Other Investments, at cost	5,540	105,260	—	—	—	—	110,800
Total Attributed Assets	$1,381,096	$2,875,064	$2,678,532	$2,119,950	$7,219,075	$3,882,924	$20,156,641
ATTRIBUTED LIABILITIES AND STOCKHOLDERS' EQUITY
Due to Parent	$453	$2,709	$178	$998	$689	$4,032	$9,059
Dividend Payable	—	—	—	32,860	—	—	32,860
Total Attributed Liabilities	$453	$2,709	$178	$33,858	$689	$4,032	$41,919
Total Attributed Stockholders’ Equity	$1,380,643	$2,872,355	$2,678,354	$2,086,092	$7,218,386	$3,878,892	$20,114,722
Total Attributed Liabilities and Stockholders' Equity	$1,381,096	$2,875,064	$2,678,532	$2,119,950	$7,219,075	$3,882,924	$20,156,641

FANTEX, INC.

ATTRIBUTED STATEMENT OF OPERATIONS

(Unaudited)

	Three Months Ended June 30, 2015
	Platform Common	Fantex Series Vernon Davis	Fantex Series EJ Manuel	Fantex Series Mohamed Sanu	Fantex Series Alshon Jeffery	Fantex Series Michael Brockers	Total
Attributed Income from Brand Contracts	$(33,557)	$84,298	$73,910	$69,306	$(1,484,863)	$619,763	$(671,143)
Attributed Operating Expenses
Personnel & Related	364,992	—	—	—	—		364,992
Professional & Related	568,162	3,251	215	1,197	827	4,839	578,491
General & Administrative	163,601	—	—	—	—		163,601
Management Fees	(8,605)	2,709	178	997	689	4,032	—
Total Attributed Expenses	$1,088,150	$5,960	$393	$2,194	$1,516	$8,871	$1,107,084
Attributed Net Income Before Taxes	(1,121,707)	78,338	73,517	67,112	(1,486,379)	610,892	(1,778,227)
Attributed Income Taxes	—	—	—	—	—	—	—
Attributed Net Income	$(1,121,707)	$78,338	$73,517	$67,112	$(1,486,379)	$610,892	$(1,778,227)

	Six Months Ended June 30, 2015
	Platform Common	Fantex Series Vernon Davis	Fantex Series EJ Manuel	Fantex Series Mohamed Sanu	Fantex Series Alshon Jeffery	Fantex Series Michael Brockers	Total
Attributed Income from Brand Contracts	$43,306	$210,659	$143,896	$158,812	$(310,304)	$619,763	$866,132
Attributed Operating Expenses
Personnel & Related	722,603	—	—	—	—		722,603
Professional & Related	1,217,053	5,916	907	2,509	7,805	4,839	1,239,029
General & Administrative	369,094	—	—	—	—		369,094
Management Fees	(18,321)	4,930	755	2,100	6,504	4,032	—
Total Attributed Expenses	$2,290,429	$10,846	$1,662	$4,609	$14,309	$8,871	$2,330,726
Attributed Net Income Before Taxes	(2,247,123)	199,813	142,234	154,203	(324,613)	610,892	(1,464,594)
Attributed Income Taxes	—	—	—	—	—	—	—
Attributed Net Income	$(2,247,123)	$199,813	$142,234	$154,203	$(324,613)	$610,892	$(1,464,594)

FANTEX, INC.

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION

(Unaudited)

	Six Months Ended June 30, 2015
	Platform Common	Fantex Series Vernon Davis	Fantex Series EJ Manuel	Fantex Series Mohamed Sanu	Fantex Series Alshon Jeffery	Fantex Series Michael Brockers	Total
Operating Activities
Attributed Net Income / (Loss)	$(2,247,123)	$199,813	$142,234	$154,203	$(324,613)	$610,892	$(1,464,594)
Adjustments to reconcile net income / (loss) to net cash used in operating activities:
Income from Brand Contracts	(43,306)	(210,659)	(143,896)	(158,812)	310,304	(619,763)	(866,132)
Expenses Contributed From Parent	2,262,511	—	—	—	—	—	2,262,511
Changes in:
Prepaid Assets	44,278	—	—	—	—	—	44,278
Due to Parent	(45,419)	(21,853)	(3,746)	(816)	689	4,032	(67,113)
Purchase of Brand Contracts	—	—	—	—	(7,940,000)	(3,440,000)	(11,380,000)
Cash Receipts from Brand Contracts	19,284	98,597	15,100	41,978	130,084	80,647	385,690
Net cash provided from (used by) operating activities	$(9,775)	$65,898	$9,692	$36,553	$(7,823,536)	$(3,364,192)	$(11,085,360)
Investing Activities
Purchase of Other Investment	(5,540)	(105,260)	—	—	—	—	(110,800)
Net cash used by operating activities	$(5,540)	$(105,260)	$—	$—	$—	$—	(110,800)
Financing Activities
Net proceeds from Fantex Series Alshon Jeffery Offering	100	—	—	—	7,940,000	—	7,940,100
Net proceeds from Fantex Series Michael Brockers	900	—	—	—	—	3,440,000	3,440,900
Dividends Paid	—	(210,550)	—	—	—	—	(210,550)
Net cash provided from financing activities	$1,000	$(210,550)	$—	$—	$7,940,000	$3,440,000	$11,170,450
Net cash increase / (decrease) for period	(14,315)	(249,912)	9,692	36,553	116,464	75,808	(25,710)
Cash and Cash Equivalents at Beginning of Period	432,765	383,999	77,734	34,942	—	—	929,440
Cash and Cash Equivalents at End of Period	$418,450	$134,087	$87,426	$71,495	$116,464	$75,808	$903,730
Cash Paid for Interest	$—	$—	$—	$—	$—	$—	$—
Cash Paid for Taxes	$—	$—	$—	$—	$—	$—	$—
Non-Cash Financing Activities:
Contributions from Parent	$2,262,511	$—	$—	$—	$—	$—	$2,262,511

NOTES TO ATTRIBUTED FINANCIAL INFORMATION

(Unaudited)

We have attributed the following assets and liabilities to the tracking stocks:

•	95% of our acquired brand income (“ABI”), that we acquire under our brand contracts ;

•

any and all of our liabilities, costs and expenses incurred after the offering of each of our tracking stocks that are directly attributable to the brand associated with the tracking stock, such as our direct costs arising out of our promotion of the brand or arising out of or related to the maintenance and enforcement of the brand contract, provided, however, that to date we have not attributed any of the expenses or costs related to the initial public offerings of our tracking stocks (other than underwriting commissions and expenses) or incurred by us or our parent prior to the consummation of the offerings, including our efforts to build our business model and enter into our brand contracts, to any of our tracking stocks;

•

a pro rata share of our general liabilities, costs and expenses not directly attributable to any specific tracking stock (calculated based on attributable ABI), but excluding any non-cash expenses that are allocated from our parent to us. Attributable expenses would include, for example, a pro rata portion of the service fee we pay to our parent pursuant to the management agreement (5% of the attributed ABI from our brand contracts). Expenses that would not be attributed would include expenses incurred by our parent, including any expenses incurred in providing services to us under the management agreement, to the extent in excess of our service fee to them;

•	as income, any covered amounts, as described below, for our brand contracts; and

•	as an expense, the pro rata share of any covered amounts, as described below, relating to any tracking stock brand.

We will also attribute the following additional assets and liabilities to each tracking stock brand:

•

all net income or net losses from the assets and liabilities that are included in each tracking stock brand and all net proceeds from any disposition of any such assets, in each case, after deductions to reflect any dividends paid to holders of shares of a specific tracking stock; and

•	any acquisitions or investments made from assets that are included in a specific tracking stock brand.

Covered Amounts

As described above, income (and assets) and liabilities will generally be attributed to a tracking stock based on the income and liabilities of that tracking stock. However, if as a result of any debtor relief laws we do not receive any portion of our ABI from a brand contract then we will nonetheless attribute income during any period to the corresponding tracking stock in an amount equal to the difference between any amounts we actually receive under that brand contract and the amounts to which we would otherwise have been entitled to receive but for debtor relief laws. We refer to such difference as a covered amount.

        In such a case, the covered amount will also be attributed as a general expense of Fantex, and we will attribute the pro rata share of any covered amounts to each tracking stock as an expense, as discussed above.

Platform Stock

Our platform stock has attributed to it all of our assets and liabilities that are not specifically attributed to our current tracking stocks or to any other tracking stocks that we may establish from time to time. The assets attributed to the platform stock will thus include, for example, any portion of the ABI for any brand contract that is not specifically attributed to the associated tracking stock. For example, we will attribute the 5% of our ABI under our existing brand contracts to the platform stock, and expect to attribute a similar amount for each of our future brand contracts.

We believe the attribution presented in the financial information above reasonably reflects our attribution policy to track the performance of our tracking stocks. We cannot guarantee that any tracking stock will in fact track the performance of the associated brand contract.

Management Discussion of Tracking Stocks

Tracking Stock Attributed Assets

The largest attributed asset for each of our tracking stocks is the brand contract associated with each tracking stock. We expect the underlying brand contract to be the largest single attributed asset for each tracking stock for the foreseeable future. As the cash generated by each brand contract is remitted to us, we intend to return a portion of this cash to the stockholders of the tracking stock in the form of dividend payments. The remaining cash will be used to meet the working capital and attributed operating needs of the tracking stock and for potential future co-investment opportunities that may arise pursuant to the brand contract.

Fantex Series Vernon Davis

Attributed Acquired Brand Income and Expenses

During the three months ended June 30, 2015, we attributed $42,163 of ABI to Fantex Series Vernon Davis Convertible Tracking Stock (the “Fantex Series Vernon Davis”).  This was comprised of $19,128 from Vernon Davis’s NFL  player contract and $23,035 from his endorsement contracts.  During the six months ended June 30, 2015, we attributed $112,120 of ABI to Fantex Series Vernon Davis.  This was comprised of $20,744 from Vernon Davis’s NFL player contract and $91,376 from his endorsement contracts. During the three and six months ended June 30, 2015 we attributed expenses for management fees and direct costs totaling $5,960 and $10,846, respectively, to Fantex Series Vernon Davis. There were no significant changes with respect to Vernon Davis’s existing brand income contracts and no new material brand income contracts were signed during the quarter.

Change in Fair Value of Brand Contract

We account for the Vernon Davis Brand Contract at estimated fair market value, as more fully described in the Notes to our Condensed Financial Statements in this Quarterly Report on Form 10-Q. During the three months ended June 30, 2015 the Vernon Davis Brand Contract generated attributed income of $84,298.  This reflects a net increase in the fair value of the brand contract and gains realized from receipts of cash.  For the six months ended June 30, 2015 the Vernon Davis Brand Contract generated attributed income of $210,659.  This resulted from an increase in the estimated fair value of the brand contract and gains realized from receipts of cash during the period.  The increase in the fair value of the Vernon Davis Brand Contract for both the three and six month periods was driven primarily by an increase in the net present value (the “NPV”) of expected cash flows from this brand contract. In this case, the NPV increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present, they are subject to a shorter period of time for discounting, which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would results in an increase in the present value of these cash flows.

Dividends

On April 28, 2015, the Company paid a previously declared cash dividend of $0.50 per share to the holders of record of Fantex Series Vernon Davis as of April 24, 2015.

Other Items

During the six months ended June 30, 2015, the Company exercised its co-investment right under the terms of the brand contract with Vernon Davis in connection with Vernon Davis’ purchase of three Jamba Juice franchises. Vernon Davis was offered this opportunity in connection with an expanded endorsement relationship. The Company paid $110,800 for a 10% ownership interest in the franchises and per our attribution policy, will attribute 95% of the cash flows from this investment to Fantex Series Vernon Davis.

Estimates of Annual Lifetime Brand Income

We estimate that Vernon Davis will play in the NFL through the 2018 NFL season. We estimate that Vernon Davis will receive brand income for the remainder of 2015 and for 2016, 2017 and 2018 from his NFL player contract and endorsement contracts of $5.0 million, $14.4 million, $5.2 million and $6.3 million, respectively. We also estimate Vernon Davis will receive $5.5 million in post-career brand income from 2019-2028.

Fantex Series EJ Manuel

Attributed Acquired Brand Income and Expenses

During the three months ended June 30, 2015 we attributed $3,563 of ABI to Fantex Series EJ Manuel Convertible Tracking Stock (the “Fantex Series EJ Manuel”). This was comprised of cash receipts from EJ Manuel’s endorsement contracts. During the six months ended June 30, 2015, we attributed $4,322 of ABI to Fantex Series EJ Manuel. This was comprised of $1,737 from his NFL player contracts and $4,322 from his endorsement contracts. During the three and six months ended June 30, 2015 we attributed expenses for management fees and direct costs totaling $393 and $1,662,  respectively to Fantex Series EJ Manuel. There were no significant changes with respect to EJ Manuel’s existing brand income contracts and no new material brand income contracts were signed during the quarter.

Change in Fair Value of Brand Contract

We account for the EJ Manuel Brand Contract at estimated fair market value, as more fully described in the notes to our financial statements in this Quarterly Report on Form 10-Q. During the three months ended June 30, 2015 the EJ Manuel Brand Contract generated attributed income of $73,910. This reflects a net increase in the fair value of the brand contract partially offset by a realized loss from a shortfall in anticipated cash receipts during the quarter. For the six months ended June 30, 2015 the EJ Manuel Brand Contract generated attributed income of $143,896. The increase in the fair value of the EJ Manuel Brand Contract for the three and six month periods was driven primarily by an increase in the NPV of expected cash flows from this brand contract. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present, they are subject to a shorter period of time for discounting. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would results in an increase in the present value of these cash flows.

Estimates of Annual Lifetime Brand Income

We estimate that EJ Manuel will play in the NFL through the 2021 NFL season. We estimate that EJ Manuel will receive brand income for the remainder of 2015 and for 2016 through 2021 from his NFL player contract and endorsement contracts of approximately $1.4 million, $2.9 million, $13.4 million, $7.5 million, $7.2 million, $6.0 million and $4.4 million respectively. We also estimate EJ Manuel will earn approximately $1.8 million in post-career earning from 2022-2026.

Fantex Series Mohamed Sanu

Attributed Acquired Brand Income and Expenses

During the three months ended June 30, 2015 we attributed no ABI to Fantex Series Mohamed Sanu Convertible Tracking Stock (the “Fantex Series Mohamed Sanu”).  During the six months ended June 30, 2015,  we attributed $23,139 of ABI to the brand contract. This was comprised of $22,039 from his NFL player contract and $1,101 from his endorsement contracts. During the three and six months ended June 30, 2015 we attributed expenses for management fees and direct costs totaling $2,194 and $4,609, respectively, to Fantex Series Mohamed Sanu. There were no significant changes with respect to Mohamed Sanu’s existing brand income contracts and no new material brand income contracts were signed during the quarter.

Change in Fair Value of Brand Contract

We account for the Mohamed Sanu Brand Contract at estimated fair market value, as more fully described in the notes to our financial statements in this Quarterly Report on Form 10-Q. During the three months ended June 30, 2015 the Mohamed Sanu Brand Contract generated attributed income of $69,306. The increase in the fair value of the Mohamed Sanu Brand Contract was driven primarily by an increase in the NPV of expected cash flows from this brand contract partially offset by realized losses from a shortfall in anticipated cash receipts during the quarter.   During the six months ended June 30, 2015 the Mohamed Sanu Brand Contract generated attributed income of $158,812. The increase in the fair value of the Mohamed Sanu Brand Contract for the three and six month periods was driven primarily by an increase in the NPV of expected cash flows from this brand contract and a net realized gain from receipts in excess of anticipated cash receipts. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present, they are subject to a shorter period of time for discounting, which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would results in an increase in the present value of these cash flows.

Dividends

On May 31, 2015 our Board of Directors declared a cash dividend of $0.20  per share to be paid to the holders of record of Fantex Series Mohamed Sanu as of the close of business on June 30, 2015. The dividend was paid on July 30, 2015.

Estimates of Annual Lifetime Brand Income

We estimate that Mohamed Sanu will play in the NFL through the 2020 NFL season. We estimate that Mohamed. Sanu will receive brand income for the remainder of 2015 and for 2016 through 2020 from his NFL player contract and endorsement contracts of approximately $1.6 million, $11.6 million, $5.8 million, $4.5 million, $4.3 million and $4.1 million, respectively. We also estimate Mohamed Sanu will earn $0.3 million in post-career earning from 2021-2025.

Fantex Series Alshon Jeffery

Attributed Acquired Brand Income and Expenses

During the three months ended June 30, 2015 we attributed $9,395 of ABI to Fantex Series Alshon Jeffery Convertible Tracking Stock (the “Fantex Series Alshon Jeffery”) from endorsement contracts. During the six months ended June 30, 2015, we attributed $139,479 of ABI to the brand contract. This was comprised of $105,452 from Alshon. Jeffery’s NFL  player contract amounts and $34,027 from his endorsement contracts. During the three and six months ended June 30, 2015 we attributed expenses for management fees and direct costs of $1,516 and $14,309, respectively, to Fantex Series Alshon Jeffery. There were no significant changes with respect to Alshon Jeffery’s existing brand income contracts and no new material income contracts were signed during the quarter.

Change in Fair Value of Brand Contract

We account for the Alshon Jeffery Brand Contract at estimated fair market value, as more fully described in the notes to our financial statements in this Quarterly Report on Form 10-Q. During the three months ended June 30, 2015 the Alshon Jeffery Brand Contract generated an attributed loss of $1,484,863.  As part of our prior estimate of Alshon Jeffery’s brand contract fair value, we assumed that Alshon Jeffery would renegotiate his NFL player contract prior to the 2015 season. We no longer believe this will be the case and that Alshon Jeffery will enter into a new NFL player contract prior to the 2016 season. The resulting change in cash flow estimates and the timing of those cash flows generated an attributed loss of $1,713,869. This was partially offset by a net increase in the fair value of the brand contract from an increase in NPV due to the passage of time of $229,007.  During the six months ended June 30, 2015 the Alshon Jeffery Brand Contract generated an attributed loss of $310,304.

Estimates of Annual Lifetime Brand Income

We estimate that Alshon Jeffery will play in the NFL through the 2022 NFL season. We estimate that Alshon Jeffery will receive brand income for the remainder of 2015 and for 2016 through 2022 from his NFL player contract and endorsement contracts of approximately $1.2 million, $26.7 million, $6.8 million, $7.9 million, $11.3 million, $12.4 million, $14.7 million and $8.0 million, respectively. We also estimate Alshon Jeffery will earn $0.3 million in post-career earning from 2023-2027.

Fantex Series Michael Brockers

Initial Public Offering

We completed the initial public offering of our the Fantex Series Michael Brockers Convertible Tracking Stock (the “Fantex Series Michael Brockers”) on May 29, 2015 raising approximately $3.44 million net of the underwriting discount from the sale of 362,200 shares. On June 2, 2015, we paid Michael Brockers $3.44  million to complete our purchase of the Michael Brockers Brand Contract (net of $0.2 million to be held in escrow until six months of consecutive payments due under the Michael Brockers Brand Contract have been timely delivered to us).

Attributed Acquired Brand Income and Expenses

During the three and six months ended June 30, 2015 we attributed $80,647 of ABI to Fantex Series Michael Brockers with $80,380 attributed from Michael Brockers’s NFL player contract and $267 from endorsement contracts. As we were not entitled to the ABI generated by the contract until it was consummated on June 2, 2015, all ABI received from October 15, 2014 was recognized in the quarter ended June 30, 2015. During the three and six months ended June 30, 2015 we attributed expenses for management fees and direct costs totaling $8,871to Fantex Series Michael Brockers. There were no significant changes with respect to Michael Brockers’s existing brand income contracts and no new material brand income contracts were signed during the quarter.

Change in Fair Value of Brand Contract

We account for the Michael Brockers Brand Contract at estimated fair market value, as more fully described in the notes to our financial statements in this Quarterly Report on Form 10-Q. During the three and six months ended June 30, 2015 the Michael Brockers Brand Contract generated attributed income of $619,763.  The increase in the fair value of the Michael Brockers Brand Contract driven primarily by an increase in the NPV of expected cash flows from the brand contract and is partially offset by a realized loss from a shortfall in anticipated cash receipts during the quarter. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present, they are subject to a shorter period of time for discounting, which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would results in an increase in the present value of these cash flows.

Estimates of Annual Lifetime Brand Income

We estimate that Michael Brockers will play in the NFL through the 2023 NFL season. We estimate that Michael Brockers will receive brand income for the remainder of 2015 and for 2016 through 2023 from his NFL player contract and endorsement contracts of approximately $1.7 million, $15.3 million, $8.2 million, $5.7 million, $7.3 million, $8.8 million, $9.7 million, $9.3 million and $5.2 million, respectively. We also estimate Michael Brockers will earn $0.3 million in post-career earning from 2024-2028.